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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER:000-49626
                                                          CUSIP NUMBER:22051P106

(Check One):  [X|  Form 10-K  [_] Form 20-F  [_] Form 11-K  [_]Form 10-Q
              [_] Form N-SAR

              For Period Ended:   July 31, 2003

              [_]  Transition Report on Form 10-K
              [_]  Transition Report on Form 20-F
              [_]  Transition Report on Form 11-K
              [_]  Transition Report on Form 10-Q
              [_]  Transition Report on Form N-SAR

              For the Transition Period Ended:  ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable



PART I - REGISTRANT INFORMATION

Full Name of Registrant:    CORTELCO SYSTEMS PUERTO RICO, INC.

Former Name if Applicable:    Not applicable

Address of Principal Executive Office: Parque Industrial Caguas Oeste, Road 156 Km 58.2, Valle Tolima, Caguas PR 00727-0137



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         The financial statements to be included in the Company's Annual Report on Form 10-K for the periods prior to the fiscal year ended July 31, 2003 were audited by Deloitte & Touche LLP, who has not provided its opinion for these periods or granted the requisite consent for the incorporation by reference of such statements on Form S-8 filed by the Company on August 26, 2002. The Company is unable to complete the report by the prescribed filing date without the expenditure of unreasonable effort and expense. The Company plans to file its Form 10-K within fifteen (15) days after the prescribed filing date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Jackie Prester - 901-577-8114

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No



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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                    SIGNATURE


         Cortelco Systems Puerto Rico, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:  October 29, 2003.



                                    BY:       /s/  Francisco Sanchez
                                        --------------------------------------
                                           Francisco Sanchez, Vice President,
                                           Chief Financial Officer


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          EXHIBIT A - ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12B-25(C)



                         [Deloitte & Touche Letterhead]




October 29, 2003


To the Audit Committee of
Cortelco Systems of Puerto Rico, Inc.
PO Box 363665
San Juan, Puerto Rico 00936-3665

Dear Sirs:

As predecessor auditors, we were furnished with a draft of the Form 10-K in the afternoon of October 29, 2003. That draft had open items that had not been completed. As a result, we have not completed our review of the information necessary to reissue our report.

Very truly yours,

/s/ Deloitte & Touche LLP



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